UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                  SRKP 4, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                  SRKP 4, INC.
                       1900 Avenue of the Stars, Suite 310
                              Los Angeles, CA 90067
                                 (310) 203-2902
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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            1. Names of Reporting Persons. I.R.S. Identification Nos. of
               above persons (entities only).

               Thomas Poletti
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            2. Check the Appropriate Box if a Member of a Group (See
               Instructions)
               (a)
                ................................................................
               (b)
                ................................................................

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            3. SEC Use Only
               .................................................................

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            4. Source of Funds (See Instructions) (See item 3).......OO.........

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            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) ..............................................

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            6. Citizenship or Place of Organization.....U.S.A...................

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                     7. Sole Voting Power................0......................
                 ---------------------------------------------------------------
Number of
Shares               8. Shared Voting Power.....................................
Beneficially
Owned by         ---------------------------------------------------------------
Each
Reporting            9. Sole Dispositive Power...........0......................
Person With
                 ---------------------------------------------------------------

                    10. Shared Dispositive Power................................

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            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                .....0..........................................................

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            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions) ......................................

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            13. Percent of Class Represented by Amount in Row (11)......0%......

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            14. Type of Reporting Person (See Instructions)

                .......IN.......................................................
                ................................................................

Item 1.  Security and Issuer.

       This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of SRKP 4, Inc., whose principal executive offices are located at 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Thomas Poletti (the "Reporting Person").

      (b) The address of the Reporting Person is 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is attorney; Kirkpatrick & Lockhart Nicholson Graham LLP, 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

       The Reporting Person sold 243,000 shares of Common Stock to the Issuer for a purchase price equal to an aggregate of $15,075.

Item 4.  Purpose of Transaction.

       (a) None.

       (b) The Reporting Person sold the 243,000 shares of Common Stock to the Issuer pursuant to that certain Redemption Agreement dated February 27, 2006 and in connection with the Company's acquisition of Cougar Biotechnology, Inc.

       (c) through (j) None.

Item 5.  Interest in Securities of the Issuer.

       None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       None.

Item 7.  Material to Be Filed as Exhibits.

       None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  April 7, 2006

                                  THOMAS POLETTI

                                  /s/ Thomas Poletti
                                  -----------------------------